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Rider attached to and forming a part of Policy issued by MONY Life Insurance
Company of America

The effective date of this Rider is the Date of Issue of the Policy. If any provision of this Rider is inconsistent with any provision of the Policy, the Rider provision controls the Rider.

Enhanced Cash Value Rider

Definitions - "Insured" means the insured named in the Policy to which this rider is attached.

"Cash Value" means the account value, plus any applicable refund of sales charge.

The Benefit - During the first eight policy years following the Date of Issue of this Rider and subject to the provisions and limitations of this Rider, the amount payable to the rightsholder upon a full cash surrender of the Policy, will be increased by an additional percentage of the cash value less any debt in each policy year as follows:

Policy Year                           Enhanced Cash Value
                                            Percentage
1                                            5.0%
2                                            7.0%
3                                            7.0%
4                                            6.0%
5                                            5.0%
6                                            3.0%
7                                            2.0%
8                                            1.0%
9 and later                                    0%

The enhanced amounts indicated above apply only with respect to a complete cash surrender of the policy. The enhancements do not apply to exchanges under
Section 1035 of the Internal Revenue Code whether or not the exchange qualifies under Section 1035.

The enhanced amounts are not added to the account value of the Policy for purposes of loans and partial withdrawals.

Rider Cost - There is no additional cost for this rider.

Rider Termination - This Rider will end on the earliest of:
(a) the date of the first business day on which we receive at our Administrative Office the rightholder's written request to end it.
(b) the 8/th/ Policy anniversary;
(c) the date the Policy goes out of force.

On and after its end, this Rider will have no force.


Attached on its Date of Issue.


/s/ David S. Waldman
DAVID S. WALDMAN, Secretary